CAPITAL BEYOND LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Contents

Page

Report of Independent Registered Public Accounting Firm	F-54
Consolidated balance sheets for the year ended December 31, 2004 and as of March 31, 2005 (Unaudited)	F-55
Consolidated statements of operations for the year ended December 31, 2004 and the three months ended March 31, 2004 (Unaudited) and 2005 (Unaudited)	F-56
Consolidated statements of shareholders’ equity and comprehensive loss for the year ended 2004 and for the three months ended March 31, 2005 (Unaudited)	F-57
Consolidated statements of cash flows for the year ended December 31, 2004 and the three months ended March 31, 2004 (Unaudited) and 2005 (Unaudited)	F-58
Notes to the consolidated financial statements	F-59

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CAPITAL BEYOND LIMITED
       We have audited the accompanying consolidated balance sheet of Capital Beyond Limited and its subsidiary (the “Company”) as of December 31, 2004 and the related consolidated statement of operations, shareholders’ equity, and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
       We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
       In our opinion, such financial statements present fairly, in all material respects, the financial position of Capital Beyond Limited and its subsidiary as of December 31, 2004 and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
June 10, 2005

CAPITAL BEYOND LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,
	2004	2005

		(Unaudited)
	(In U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$7,693	$25,611
Staff advances and other receivables	3,474	33,376

Total current assets	11,167	58,987
Equipment, net	502,989	476,290

Total assets	$514,156	$535,277

Liabilities and shareholders’ equity
Current liabilities:
Amount due to related parties	$27,910	$101,734
Accrued expenses and other current liabilities	3,932	73,855

Total current liabilities	31,842	175,589

Commitments (Note 7)

Shareholders’ Equity
Additional paid-in capital	880,419	880,419
Accumulated deficit	(398,105)	(520,731)

Total shareholders’ equity	482,314	359,688

Total liabilities and shareholders’ equity	$514,156	$535,277

The accompanying notes are an integral part of these consolidated financial statements.

CAPITAL BEYOND LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year
	ended	Three months ended
	December 31,	March 31

	2004	2004	2005

		(Unaudited)	(Unaudited)
	(In U.S. dollars)
Revenues	$276,786	$1,348	$—
Cost of revenues	491,673	60,144	122,038

Gross loss	(214,887)	(58,796)	(122,038)
Operating expenses:
General and administrative	59,985	11,907	607
Selling and marketing	23,849	275	—

Total operating expenses	83,834	12,182	607

Loss from operations	(298,721)	(70,978)	(122,645)
Interest income	135	18	48
Other expenses, net	(134)	(11)	(29)

Loss before income taxes	(298,720)	(70,971)	(122,626)
Income taxes	—	—	—

Net loss	$(298,720)	$(70,971)	$(122,626)

The accompanying notes are an integral part of these consolidated financial statements.

CAPITAL BEYOND LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in U.S. dollars, except share data)

	Ordinary		Additional		Total
			paid-in	Accumulated	shareholders’
	Share	Amount	Capital	deficit	equity

Balance as of January 1, 2004	1	$—	$120,824	$(99,385)	$21,439
Capital injection by shareholders	—	—	759,595	—	759,595
Net loss	—	—	—	(298,720)	(298,720)

Balance as of December 31, 2004	1	—	880,419	(398,105)	482,314
Net loss	—	—	—	(122,626)	(122,626)

Balance as of March 31, 2005 (unaudited)	1	$—	$880,419	$(520,731)	$359,688

The accompanying notes are an integral part of these consolidated financial statements.

CAPITAL BEYOND LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year
	ended	Three months
	December 31,	ended March 31

	2004	2004	2005

		(Unaudited)	(Unaudited)
		(In U.S. dollars)
Net loss	$(298,720)	$(70,971)	$(122,626)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	56,631	5,126	26,699
Changes in assets and liabilities
Amounts due to related parties	27,910	240,942	73,824
Inventories	6,041	(18,910)	—
Staff advances and other receivables	11,306	(5,272)	(29,901)
Accrued expenses and other current liabilities	(91,562)	(94,468)	69,922

Net cash provided by (used in) operating activities	$(288,394)	$56,447	$17,918

Investing activities:
Purchase of equipment	$(488,977)	$(41,429)	$—
Rental deposits	22,412	(6,329)	—

Cash used in investing activities	$(466,565)	$(47,758)	$—

Financing activities
Capital injection	$759,595	$—	$—

Cash provided by financing activities	$759,595	$—	$—

Net increase in cash and cash equivalents	$4,636	$8,689	$17,918
Cash and cash equivalents, beginning of period	3,057	3,057	7,693

Cash and cash equivalents, end of period	$7,693	$11,746	$25,611

The accompanying notes are an integral part of these consolidated financial statements.

CAPITAL BEYOND LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004 AND
THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED) AND 2005 (UNAUDITED)
(in U.S. dollars, unless otherwise stated)

1.	Organization and Principal Activities
       Capital Beyond Limited (“the Company”) was incorporated in the British Virgin Islands (“BVI”) on December 16, 2003.
       The PRC regulations currently limit foreign ownership of companies that provide advertising services. To comply with these regulations, the Company conducts substantially all of its advertising business activities through Guangdong Framedia Advertisement Company Ltd. (“Guangdong Framedia”), a variable interest entity, which was incorporated in the People’s Republic of China (the “PRC”) on December 16, 2003. The principal activities of Guangdong Framedia are the operation and maintenance of out-of-home television advertising network, as well as lift frame advertising network. Through contractual agreements described below, the Company is deemed the primary beneficiary of Guangdong Framedia resulting in Guangdong Framedia being deemed a subsidiary of the Company under the requirements of FIN 46 (Revised) “Consolidation of Variable Interest Entities” (“FIN 46(R)”).
       On December 5, 2004, all of the shareholders of Guangdong Framedia entered into various contractual agreements with the Company, under which all of the shareholders pledged all equity shares it owned to the Company. In addition, the Company was assigned all voting rights by all the shareholders of Guangdong Framedia through an agreement that cannot be amended or terminated except by written consent of all parties. Finally, the Company has the option to acquire the equity interest of Guangdong Framedia for a purchase price equal to the respective registered capital of Guangdong Framedia or a proportionate amount thereof, or such higher price as required under PRC laws at the time of such purchase. The Company has agreed to pay the shareholder of Guangdong Framedia any excess of the purchase price paid for such equity interests in, or assets of Guangdong Framedia over the registered capital of Guangdong Framedia in the event that such option is exercised.
       The Company holds all the variable interest of Guangdong Framedia and the Company has been determined to be the most closely associated with Guangdong Framedia. Therefore the Company is the primary beneficiary of Guangdong Framedia. The agreements described above provided for effective control of Guangdong Framedia to be transferred to the Company on December 16, 2003 (date of inception). As a result, the consolidated financial statements reflect the consolidation of Guangdong Framedia starting from date of inception.
       In January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest entities”, which requires certain variable interest entitles to be consolidated by the primary beneficiary of the entity if the ownership interest held by the equity investors in the entity does not have characteristics of a controlling financial interest or does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after December 15, 2003.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation
       The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

CAPITAL BEYOND LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2004 AND
THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED) AND 2005 (UNAUDITED)
(in U.S. dollars, unless otherwise stated)

(b)	Basis of Consolidation
       The consolidated financial statements include the financial statements of the Company and its variable interest entity, Guangdong Framedia. All inter-company transactions and balances have been eliminated upon consolidation.

(c)	Cash and Cash Equivalents
       Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(d)	Use of Estimates
       The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include the useful lives of and impairment for equipment.

(e)	Significant Risks and Uncertainties
       The Company participates in a young and dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operation, or cash flows: advances and trends in new technologies and industry standards; share market performance and public interest in companies operating in China that are listed on stock markets in the U.S.; competition from other competitors; changes in key suppliers; changes in certain strategic relationships; regulatory or other PRC factors; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.
(f) Equipment, Net
       Equipment is carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Flat-panel television screens	5 years
Computers and office equipment	5 years

(g)	Impairment of Long-Lived Assets
       The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

CAPITAL BEYOND LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2004 AND
THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED) AND 2005 (UNAUDITED)
(in U.S. dollars, unless otherwise stated)

(h)	Revenue Recognition
       The Company’s revenues are primarily derived from advertising services. Revenues from advertising services are recognized ratably over the period in which the advertisement is displayed. Revenue is recognized when all four of the following criteria are met: (i) pervasive evidence that an arrangement exists; (ii) delivery of the services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assures.
       Prepayments for the advertising services are deferred and recognized as revenue when the advertising services are rendered.
       The Company presents advertising service revenue, net of business tax incurred, which amounts to $25,878, $78 and $Nil for the year ended December 31, 2004 and three months ended March 31, 2004 (unaudited) and 2005 (unaudited), respectively.

(i)	Operating Leases
       Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the lease periods.

(k)	Foreign Currency Translation
       The functional and reporting currency of the Company is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing at the first day of the month transactions occurred. Transaction gains and losses are recognized in the statements of operations.
       The financial records of the Company’s variable interest entity is maintained in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the statement of shareholders’ equity.

(l)	Income Taxes
       Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

CAPITAL BEYOND LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2004 AND
THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED) AND 2005 (UNAUDITED)
(in U.S. dollars, unless otherwise stated)

(m)	Comprehensive loss
       The net loss for the period presented was the same as the comprehensive loss for the period presented.

(n)	Fair Value of Financial Instruments
       Financial instruments include cash and cash equivalents, The carrying value of cash and cash equivalents approximates their fair values due to their short-term maturities.

(o)	Recently Issued Accounting Standards
       In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. EITF No. 03-01 provides guidance on recording other-than-temporary impairments of cost method investments and requires additional disclosures for those investments. The recognition and measurement guidance in EITF No. 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The disclosure requirements are effective for fiscal years ending after June 15, 2004 and are required only for annual periods. The adoption of this standard did not have a material impact on its financial positions or results of operations.
       In December 2003, the SEC issued Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition”. SAB 104 updates portions of existing interpretative guidance in order to make this guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company’s consolidated financial statements.
       In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statements of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embody an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares (excluding certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and about the capital structure of entities all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position, cash flows or results of operations.

CAPITAL BEYOND LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2004 AND
THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED) AND 2005 (UNAUDITED)
(in U.S. dollars, unless otherwise stated)
       In January 2003, the FASB issued Interpretation Number (“FIN”) No. 46, which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (Revised) to address certain FIN 46 implementation issues. The Company has elected to retroactively apply FIN 46 (Revised) and has consolidated Guangdong Framedia as its variable interest entity from its inception.

3.	Equipment, Net
       Equipment consists of:

	December 31,	March 31,
	2004	2005

		(Unaudited)
Flat-panel television screens	$562,080	$562,080
Less: accumulated depreciation	(59,091)	(85,790)

	$502,989	$476,290

4.	Accrued Expenses and Other Current Liabilities

	December 31,	March 31,
	2004	2005

		(Unaudited)
Other payables	$—	$69,935
Other taxes payable	3,932	3,920

	$3,932	$73,855

5.	Income Taxes
       The Company is a tax-exempted company incorporated in the British Virgin Islands.
       Guangdong Framedia, registered in the PRC is subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in its statutory financial statements adjusted in accordance with the relevant income tax laws. In accordance with “Income Tax Law of China for Private Enterprises”, the applicable EIT rate for Guangdong Framedia is 33%. No income tax has been provided in the consolidated financial statements as Guangdong Framedia was exempted from income tax in the periods presented.

6.	Mainland China Contribution Plan and Profit Appropriation
       Full time employees of Guangdong Framedia in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care,

CAPITAL BEYOND LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2004 AND
THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED) AND 2005 (UNAUDITED)
(in U.S. dollars, unless otherwise stated)
unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require Guangdong Framedia to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $5,747, $1,003 and $Nil for the year ended December 31, 2004 and the three months ended March 31, 2004 (unaudited) and 2005 (unaudited), respectively.
       Pursuant to laws applicable to the entities incorporated in the PRC, Guangdong Framedia must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the Company’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In 2004, Guangdong Framedia made total appropriation of approximately $46,087.

7.	Commitments
       The Company leases certain office premises and certain building areas under non-cancelable leases, which expire in 2014. Rental expense under operating leases for year ended December 31, 2004 and the three months ended March 31, 2004 (unaudited) and 2005 (unaudited) were $350,650, $38,060 and $83,163, respectively.
       Future minimum lease payments under non-cancelable operating leases agreements were as follows:

December 31,
2004

2005	$445,860
2006	393,022
2007	276,157
2008	213,896
2009	57,998
Thereafter	48,861

$1,435,794

8.	Segment and Geographic Information
       The Company is engaged in the operation and maintenance of out-of-home television advertising network, as well as lift frame advertising network. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information can be found in the consolidated financial statements.

CAPITAL BEYOND LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2004 AND
THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED) AND 2005 (UNAUDITED)
(in U.S. dollars, unless otherwise stated)
Geographic Information
       The Company operates, through Guangdong Framedia, in the PRC and all of the Company’s long lived assets are located in the PRC.
       As of December 31, 2004 and March 31, 2004 (unaudited) and 2005 (unaudited), there were no customers which accounted for 10% or more of the Company’s net revenues and accounts receivable.

9.	Related Party Transaction
       The amount due to Beijing Framedia Advertisement Co., Ltd., an entity owned by the same shareholders of the Company, amounted to $27,910, $240,942 and $101,734 as of December 31, 2004, March 31, 2004 (unaudited) and 2005 (unaudited), respectively.

10.	Subsequent Event
       On March 21, 2005, Focus Media Holding Limited acquired 100% of the outstanding ordinary shares of the Company including its then variable interest entity Guangdong Framedia in exchange of cash of $2,054,008. Immediately following the acquisition the Company became a wholly owned subsidiary of Focus Media Holding Limited and Guangdong Framedia became a wholly owned subsidiary Focus Media Advertisement Co. Ltd.